SUB-ITEM 77C

The sole shareholder of each of MFS Mid Cap Value Fund (the "Fund"), a series of MFS Series Trust XI (the "Trust"), took action by unanimous written consent, as permitted by the Trust's Declaration of Trust, on July 31, 2001, to approve the following matters:

(1) the terms of the Investment Advisory Agreement dated July 31, 2001, between the Trust on behalf of the Fund and Massachusetts Financial Services Company;

(2) the selection of Ernst & Young LLP as independent public accountants of the Fund;